Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF

INTERACTIVE STRENGTH INC.

Interactive Strength Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that:

FIRST: The name of this Company is Interactive Strength Inc.

SECOND: The original certificate of incorporation of the corporation was filed with the Secretary of State of the State of Delaware on May 8, 2017, amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary of the State of the State of Delaware on December 30, 2022, amended and restated pursuant to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 27, 2023, amended and restated pursuant to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 2, 2023, and most recently amended pursuant to the Certificate of Amendment filed with the Secretary of State of the State of Delaware on June 13, 2024 (as so amended, the “Existing Certificate”).

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV, Section A of the Certificate of Incorporation, to read in its entirety:

“Classes of Stock. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is One Billion and One Hundred Million (1,100,000,000), of which Nine Hundred Million (900,000,000) shares shall be Common Stock, $0.0001 par value per share (the “Common Stock”), and of which Two Hundred Million (200,000,000) shares shall be Preferred Stock, $0.0001 par value per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then-outstanding shares of Common Stock, voting together as a single class, without the vote of the holders of Preferred Stock, unless a separate, additional vote of the holders of Preferred Stock, or of any series thereof, is expressly required pursuant to the Preferred Stock Designation (as defined below) established by the board of directors of the Corporation (the “Board”).

Effective at 5:00 p.m. Eastern time, on the date of the filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each hundred (100) shares of this Company’s Common Stock, par value $0.0001 per share, issued and outstanding shall be combined into one (1) share of Common Stock, par value $0.0001 per share, of this company. No fractional shares shall be issued and, in lieu thereof, the Corporation shall round shares up to the nearest whole number for any holder of less than one (1) share of Common Stock.”

FOURTH: This Certificate of Amendment to the Certificate of Incorporation was submitted to the stockholders of the Company and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 8th day of November, 2024.

INTERACTIVE STRENGTH INC.

By:	/s/ Trent A. Ward
Trent A. Ward Chief Executive Officer